Aksys, Ltd

Two Marriott Drive

Lincolnshire, IL 60069

October 31, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549 -6010

Attention:                                         Brian Cascio

Kristin Lochhead

Kate Tillan

Re:                               Aksys, Ltd.

File No. 000-28290

Response to Staff Comments on Form 10-K for the year ended December 31, 2004 Filed March 16, 2005 and Form 10-Q for the quarterly period ended June 30, 2005

Ladies and Gentlemen:

This letter responds to your letter dated October 17, 2005 to Aksys, Ltd. (“Aksys” or the “Company”) relating to the Company’s filing on Form 10-K for the year ended December 31, 2004 filed March 16, 2005 and Form 10-Q filing for the quarterly period ended June 30, 2005  (each a “Filing” and collectively the “Filings”).

The Company’s responses to the staff’s comments are numbered to relate to the corresponding comments in your letter.  References to page numbers in our responses are to page numbers of the applicable Filing.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Filings.

Form 10-K for the year ended December 31, 2004

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue, page 31

1.                                       We see your discussion of the 60% increase in revenue from the year ended December 31, 2003 and note that you sold 27 systems and generated rental revenue of 71 units in fiscal year 2004 compared to the sale of 28 systems and rental revenue on 31 units in fiscal year 2003.  Please tell us and revise future filings to disclose the revenue generated from sales of products versus rental of units.  In addition, please clarify how the changes in number of units sold or units under operating leases contributed to the changes in revenue during the periods presented, for example through a discussion of changes in average product price or rental rates.

Response: In future filings, we will present within the Consolidated Statement of Operations the amount of revenue derived from machine sales, machine rentals, and service and supplies separately and will no longer disclose the number of individual units sold as we consider specific pricing information to be proprietary.  We will identify and describe the factors responsible for changes in the financial statement terms in the following manner:

Revenue generated from sales of machines decreased $4,000 to $1,072,000 from $1,076,000 for the years ended December 31, 2004 and 2003, respectively.  Rental revenue increased $269,000 or 230% to $386,000 from $117,000 for the years ended December 31, 2004 and 2003, respectively.  Service and supply revenue increased $659,000 or 221% to $958,000 from $299,000 for the years ended December 31, 2004 and 2003, respectively.

Product revenue from units sold is recorded when the PHD System has been installed and a patient has started training whereas rental revenue from operating leases is recognized over the duration of the lease, starting when the machine is installed and the patient starts training. Changes in the number of units sold will have a more significant impact on revenue than changes in the number of rental units. We will continue to extend renting as an option to our customers as we continue to increase market acceptance of our product.

While there have been no material changes to our monthly rental price over the past two years, rental revenue and service and supply revenue has increased as our patient base has continued to grow.  The following table shows patient growth by quarter.

Date	Number of Patients

December 31, 2003	67

March 31, 2004	77

June 30, 2004	82

September 30, 2004	106

December 31, 2004	121

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 46

(f) Long-Lived Assets, page 47

2.                                       We note that certain PHD machines used as demonstration models or internal training are transferred from inventory to equipment and depreciated over their useful life.  We note that you also transfer machines from inventory to leased assets.  Tell us how you account for these transfers in your consolidated statement of cash flows.  Additionally, clarify what line item you record the depreciation of the demonstration or training products.

Response: All machines purchased by the Company are first recorded as inventory since their ultimate use is not determined upon completion of production.  As machines are transferred for other uses within the Company we treat the transfers in the Consolidated Statement of Operations and Consolidated Statement of Cash Flows as described in the paragraph below.

Transfers of machines used as demonstration models or for internal testing and training are included in the “purchases of property and equipment” line of the “cash flows from investing activities” section of the Statement of Cash Flows and the related depreciation expense is included in the “depreciation and amortization” line of “adjustments to reconcile net loss to net cash used in operating activities” in the Statement of Cash Flows.   Depreciation expense for demonstration models or product testing is included in the “sales and marketing” or “research and development” line, respectively, of “operating expenses” in the Statement of Operations.  Depreciation expense for machines used for internal training is included in the “services and supplies” line of “cost of sales” in the Statement of Operations since these machines are used to train the field technicians.

Machines transferred from inventory to leased assets are included in the “purchases of equipment leased to others” line of the “cash flows from investing activities” section of the Statement of Cash Flows.   The related depreciation expense is included in the “product” line of “cost of sales” in the Statement of Operations and the “depreciation and amortization” line of “adjustments to reconcile net loss to net cash used in operating activities” in the Statement of Cash Flows.

In the future, we will include this information on accounting for machine transfers in our footnotes.

Note 2.  Investments, page 51

3.                                       In future filings, please disclose information about the contractual maturities of all long-term securities, as required by paragraph 20 of SFAS 115.

Response: At December 31, 2004 we had one long-term security and this security had a contractual maturity date of February 17, 2009. In the future we will include this disclosure in our footnotes.

Form 10-Q for the quarterly period ended June 30, 2005

Consolidated Financial Statements

Note 12.  Significant Estimate for Product Warranty, page 11

4.                                       We see that you recorded a significant charge in the six months ended June 30, 2005 to establish a product warranty reserve.  In future filings, please disclose your accounting policy and methodology used in determining your liability for product warranties.  Please also refer to the disclosure requirements of paragraph 14 of FIN 45.

Response: In future filings we will disclose the following accounting policy and methodology used in determining warranty liabilities.

We provide product maintenance as part of our service and supply agreements with customers.  When circumstances are identified whereby the scope of service to the machine extends beyond the normal cost of our service and supply contracts we perform a specific analysis to determine the extent of the service required.  In accordance with FAS 5, Accounting for Contingencies, we record warranty expense to cost of sales once the cost is estimable and probable.

In accordance with FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, Aksys will  present a tabular reconciliation in future filings, as follows:

Product Warranty	Amount

Balance of aggregate product warranty as of December 31, 2004	$652,000

Aggregate reductions for costs incurred	$(379,776)

Aggregate changes in the liability for accruals recorded during the accounting period	$1,261,000

Aggregate changes in the liability for accruals relating to preexisting warranties (including adjustments related to changes in estimates)	$37,699

Balance of aggregate product warranty as of June 30, 2005	$1,570,923

5.                                       As a related matter, please tell us the facts and circumstances that resulted in the establishment of a product warranty liability in 2004.  That is, please discuss why a reserve was not deemed necessary in prior fiscal years.

Response: During the fourth quarter of 2004 we discovered that one of our component parts did not meet our performance requirements and began to fail.  At that time we decided that when possible we would replace this component on certain machines already produced.  As the cost to replace the component part was beyond the normal cost of our service and supply contracts, we established a reserve based on the estimated cost of the replacement part for all machines affected.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations

Six Months Ended June 30, 2005 Compared to Six Months ended June 30, 2004

Revenue, page 15

6.                                       Refer to your disclosure that explains the 50% decrease in revenue as a result of a decrease in units sold.  Please expand in future filings to identify and describe factors responsible for the decrease in the number of units sold compared to the prior year.  In general, MD&A both should identify factors responsible for changes in financial statement items and describe why those factors arose or occurred.

Response: In future filings, we will present within the Consolidated Statement of Operations the amount of revenue derived from machine sales, machine rentals, and service and supplies separately and will no longer disclose the number of individual units sold as we consider specific pricing information to be proprietary.  We will identify and describe the factors responsible for changes in the financial statement terms in the following manner:

During the six months ended June 30, 2005, product revenue from units sold was $109,000, a decrease of $496,000 or 82% from the six months ended June 30, 2004.  Revenue from rentals increased 65% to $275,000 for the six months ended June 30, 2005, from $167,000 for the comparable period last year. Service and supply revenue was $635,000 for the six month ended June 30, 2005, a 55% increase from $409,000 for the prior year period.

Product revenue from units sold is recorded when the PHD System has been installed and a patient has started training whereas rental revenue from operating leases is recognized over the duration of the lease, starting when the machine is installed and the patient starts training. Changes in the number of units sold will have a more significant impact on revenue than changes in the number of rental units. We will continue to extend renting as an option to our customers as we continue to increase market acceptance of our product.

While there have been no material changes to our monthly rental price over the past two years, rental revenue and service and supply revenue has increased as our patient base has continued to grow.  The following table shows patient growth by quarter.

Date	Number of Patients
December 31, 2003	67
March 31, 2004	77
June 30, 2004	82
September 30, 2004	106
December 31, 2004	121
March 31, 2005	126
June 30, 2005	149

In the home hemodialysis market, machines are typically sold or rented, and our customers expect these options. While we have continued to increase our customer base, many customers prefer not to make the capital investment required to purchase our machine. There is also increased competition in the home hemodialysis market, which contributes to the increase in rentals and decrease in sales of our machine.  In an effort to gain market acceptance of our relatively new product, we allow customers to rent our machine. The expectation is that over time some of these rentals may convert to sales.

Cost of Sales, page 16

7.                                                               We see that you recorded a $1.4 million charge during the six months ended June 30, 2005 related to the impairment of leased assets.  Please tell us and disclose in future filings the specific events or circumstances that resulted in your decision to replace the older models in December 2006.  Please also clarify whether the impaired rental machines will be sold or otherwise disposed.

Response: In the fourth quarter of 2004 we decided to replace a component in certain machines already in service.  At that time we knew that certain older machines could not be retrofitted with the new stainless steel component without significant modification to the machine.  We began to investigate the cost associated with retrofitting the older machines and during the first quarter of 2005 decided it was cost prohibitive. We estimated when each machine with the existing plastic component would be taken out of service based on the remaining inventory of plastic component parts as well as the expected date of future enhancements to the PHD System, which would result in a newer version of the machine.

Since we determined that the machines would be disposed before the end of their previously estimated useful life, we tested the asset group for recoverability. We analyzed the undiscounted cash flows expected from these rental machines over their remaining life, and determined that the total was less than the carrying amount of the asset group.   The impairment charge is the difference between the carrying amount and the discounted cash flows expected over the asset group’s remaining life.  The new asset value is being amortized over the remaining life.

The impaired rental machines, which will be taken out of service and replaced with a newer model of the machine, will be disposed, as they have no resale or residual value.

8.                                                               We note your use of the non-GAAP measure “cost of sales excluding impairment, warranty reserve and obsolescence reserve.”  This measure does not appear to comply with the guidance provided in SEC Rule 34-47226 - Conditions for Use of Non-GAAP Financial measures or the Staff’s FAQ Regarding the use of Non-GAAP Financial Measures since they appear to exclude recurring items.  Please revise future filings beginning with your next Form 10-Q to remove this measure.  Please refer to Questions 8 and 9 of the FAQ.

Response:  We will remove this measure from future filings.   In future filings we will discuss this issue in the following manner:

Product cost of sales was $5,572,000 for the six months ended June 30, 2005, an increase of $3,341,000 or 150% from $2,231,000 for the comparable period of 2004.  An impairment charge of $1,370,000 was recorded in the first six months of 2005 to adjust the carrying amount of certain rental machines to fair value.  In addition, in the second quarter of 2005 we recorded a product warranty reserve for $1,262,000 and an increase to the reserve for expected obsolescence of parts purchased by the manufacturer of the PHD system of $1,038,000.  The impairment charge, product warranty reserve and reserve for expected obsolescence of parts are included in product cost of sales and are the primary reasons for the increase in cost of sales along with an increase in depreciation expense resulting from an increase of machines within leased assets.

9.                                                               As a resulted matter, please refer to the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K.  Under that guidance you should disclose, with equal or greater prominence, the most directly comparable GAAP measure and you should provide reconciliation of the differences between those non-GAAP and GAAP measures.  You should also provide substantive statements disclosing the reasons why you believe a non-GAAP measure provides useful information to investors.  In that regard, you should expand the existing statements to provide more specific rationale for your use and disclosure of the measures.  Please apply in all future filings.

Response:  We acknowledge the staff’s comment. Please see our response to item 8.

In connection with responding to these comments the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the Filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the foregoing has been responsive to the staff’s comments.  If you or others have any questions or would like additional information, please do not hesitate to contact me at (847) 229-2161.

Very truly yours,

/s/ Laurence P. Birch
Laurence P. Birch
Chief Financial Officer
Aksys, Ltd.

cc:	William C. Dow
Chief Executive Officer
Aksys, Ltd.

Keith S. Crow, P.C.
Kirkland & Ellis LLP